Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02

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FREE WRITING PROSPECTUS Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-888-603-5847 SLIDE F-1

DISCUSSION AGENDA Slide F-4 • Floorplan Transaction • Floorplan Master Trust F-8 • Floorplan Servicing and Risk Management F-16 • Our Focus F-26 Ford North America F-32 • • Ford Credit F-35 • Appendix F-52 SLIDE F-2

This Page Intentionally Left Blank

FLOORPLAN TRANSACTION SLIDE F-4

FLOORPLAN TRANSACTION TRANSACTION PARTICIPANTS AND POTENTIAL TIMING Issuer Ford Credit Floorplan Master Owner Trust A Depositors Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Servicer and Sponsor Ford Motor Credit Company LLC Joint-Lead Managers Barclays Capital Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC RBS Securities Inc. BMO Capital Markets GKST Inc. BNY Mellon Capital The Bank of New York Mellon Co-Lead Managers Expected Key Dates Item Indenture Trustee Thursday, August 6 Pre-Marketing Owner Trustee U.S. Bank Trust, N.A. Monday, August 10 Announce Transaction Backup Servicer Wells Fargo Bank, N.A. Tuesday, August 11 Price Transaction Tuesday, August 18 Settlement Date SLIDE F-5 August 2015 SMTWTFS 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31

FLOORPLAN TRANSACTION
TRANSACTION STRUCTURE – SERIES 2015-4

- **Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread:**

Capital Structure	Series 2015-4 3 Year Allocation*	Expected Ratings S&P	Expected Ratings Moody's
Class A-1 (Fixed) Class A-2 (Float)	76.50%	AAA	Aaa
Class B notes (Fixed)	3.50%	AA+	Aa1
Class C notes (Fixed)**	5.00%	NR	NR
Class D notes (Fixed)**	3.00%	NR	NR
Subordination Factor	12.00%		
Total	100.00%		
Cash Reserve	0.88%		
Total Class A Enhancement	24.38%		

Class A1 and A2 Notes Size	$TBD
Payment Type	Fixed / Float
Benchmark	Interpolated Swaps / 1M Libor
Expected Final	August 15, 2018
Legal Final	August 15, 2020
ERISA Eligible	Yes
Method of Distribution	Public
Payment Rate Trigger	25% payment rate layer is breached ***

* As a percent of the required pool balance allocated to the series

** The Class C and Class D notes are not being offered

*** Subordination Factor will increase by 4 ppts, or the percentage required to be on deposit in the Reserve Fund will increase by the Step-Up Percentage

SLIDE F-6

FLOORPLAN TRANSACTION

TRANSACTION STRUCTURE – SERIES 2015-5

- **Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread:**

Capital Structure	Series 2015-5 5 Year Allocation*	Expected Ratings S&P	Expected Ratings Moody's
Class A-1 (Fixed) Class A-2 (Float)	76.50%	AAA	Aaa
Class B notes (Fixed)	3.50%	AA+	Aa1
Class C notes (Fixed)**	5.00%	NR	NR
Class D notes (Fixed)**	3.00%	NR	NR
Subordination Factor	12.00%		
Total	100.00%		
Cash Reserve	0.88%		
Total Class A Enhancement	24.38%		

Class A1 and A2 Notes Size	$TBD
Payment Type	Fixed / Float
Benchmark	Interpolated Swaps / 1M Libor
Expected Final	August 15, 2020
Legal Final	August 15, 2022
ERISA Eligible	Yes
Method of Distribution	Public
Payment Rate Trigger	25% payment rate layer is breached ***

* As a percent of the required pool balance allocated to the series

** The Class C and Class D notes are not being offered

*** Subordination Factor will increase by 4 ppts, or the percentage required to be on deposit in the Reserve Fund will increase by the Step-Up Percentage

SLIDE F-7

FLOORPLAN MASTER TRUST SLIDE F-8

FLOORPLAN TRUST FLOORPLAN OVERVIEW • Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991 Ford Credit provides financing for about 76%* of Ford and Lincoln dealer inventory, or approximately 2,700 dealers Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold Ford Credit’s floorplan portfolio has historically experienced very low losses Low losses are primarily a function of strong risk management practices and servicing: • • • • – Continuous dealer monitoring of: • • • Financial health Payment performance Vehicle collateral status Intensification of risk management actions as dealer risk increases Use of proprietary risk rating assessment and behavioral scoring models Ford Credit leverages access to dealer information through Ford relationship – – – • Ford Credit regularly audits dealer inventory and sales records by VIN to verify each receivable is paid following the sale of the financed vehicle SLIDE F-9 * As of June 30, 2015, excluding fleet dealer sales

FLOORPLAN TRUST TRUST OVERVIEW • Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 35 series • The Trust offers floorplan asset-backed securities though various channels: – – – Public transactions Rule 144A transactions Other private transactions • Over 85%* of Ford Credit’s for securitization total floorplan portfolio is designated to the Trust SLIDE F-10 * As of June 30, 2015

FLOORPLAN TRUST PERFORMANCE OVERVIEW Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance (1)(2)(3)* Trust Net Losses (Recoveries) as a Percent of Average Principal Balance (3)(5)(6)(7)* Losses Losses Historical peak loss was 0.353% in 2009 l No Trust losses realized – Ford Credit elects to repurchase receivables from “status” accounts 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% (0.087)% Recoveries 2010 Recoveries 2010 2011 2012 2013 2014 2Q 2014 2Q 2015 2011 2012 2013 2014 2Q 2014 2Q 2015 3 Month Average of Monthly Principal Payment Rate Floorplan Portfolio Dealer Risk Ratings 50% 45% 40% 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% Other*** upply ** 66 Group IV (Poor) 35% 30% Rate was 29.9% in February 2005 Group III triggers 120 143 25% 20% 15% Group II 10% Group I (Strong) Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-10 Dec-11 Dec-12 Dec-13 Dec-14 Jun-15 * ** *** See Appendix – Floorplan Portfolio Performance slide footnotes Estimated days supply derived from payment rate Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer; see Dealer Risk Rating Assessment slide for definitions SLIDE F-11 Payment Rate Percent of Principal Balance Memo: Days S Lowest 3 Month Average Payment Payment rate (0.021)% (0.025)% (0.008)% (0.008)% (0.005)% (0.016)%

FLOORPLAN TRUST HISTORICAL BALANCE Cash funding required as a result of low Trust balance* $18 $16 $14 $12 $10 $8 Floor plan Trust B alan ce (e xclud ing EFA) Requ ired Po ol Bala nce $6 $4 Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Note: As of June 30, 2015 the Trust balance was $18.2 billion * Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) SLIDE F-12 Billions

FLOORPLAN TRUST STRUCTURE OVERVIEW • Credit enhancement in our floorplan securitization program includes: % of ble nce – – – – Subordination of junior notes Required subordinated amount Cash reserve Excess spread • The structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limit Concentration Limit Incremental Subordination * ($Mils.) Ineligible receiv ables Dealer concentration (5% for AutoNation) Used v ehicle concentration Fleet concentration Medium/Heavy truck concentration Manufacturer concentration (2% or 6% for lower rated manufacturers) n/a 2% 20% 4% 2% 10% $ 26.2 0.0 0.0 0.0 0.0 82.0 Total Class A Enhancement ~24.4% Total: $ 108.2 * As of June 30, 2015 SLIDE F-13 Class A Notes ("AAA") Receiva Bala 76.5% 3.5% 5.0% 3.0% 12.0% Class B Notes ("AA") Class C Notes (“Not Rated") Class D Notes (“Not Rated") Subordinated Interest Amount Reserve Account 0.9% Excess Spread (per annum)

FLOORPLAN TRUST KEY TRIGGERS • Amortization Triggers --Series will start to amortize if any of the triggers are breached: – Average monthly principal payment rate for the three preceding collection periods is less than 21% The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) – – – • Enhancement Step-Up Trigger --Subordination or reserve fund increases by 4 percentage points if average monthly principal payment rate for the three preceding collection periods is less than 25% SLIDE F-14

FLOORPLAN TRUST OUTSTANDING SERIES* Private Variable 2014-5 •Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity – Capacity $3.9 billion •Legacy public series reflect previous rating agency methodology and structure prior to changes in subordination and introduction of payment rate step-up trigger T rust Balance ($Bils.) - T otal Funding: - T otal Assets: - Unfunded Assets: $ $ $ 11.9 18.2 6.3 * As June 30, 2015 ** 24.27% for 144A Series (2013-2, 2014-3, 2015-3) SLIDE F-15 Funding Notes 2006-1, 2012-3, Series Amount Outstanding ($Bils.) $1.5 Public Term Series 2012-2, 2012-5, 2013-1, 2013-2 **, 2013-4, 2013-5, 2014-1, 2014-2, 2014-3 **, 2014-4, 2015-1, 2015-2, 2015-3 ** $10.4 Senior Hard Enhancement AAA Notes 25.75% 24.38% Maturity Ranges Nov-15 --Jan-17 Jan-16 --Jun-22

FLOORPLAN SERVICINGAND RISK MANAGEMENT SLIDE F-16

FLOORPLAN SERVICING AND RISK MANAGEMENT TYPICAL DEALER STRUCTURE • Dealer Structure Personal guarantees from many dealers – Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here Assets • • Stocks, bonds, cash Non-dealer real estate Other assets, for example, boat, plane, jewelry and furniture – • • Collateral – The financed vehicles are the primary collateral for dealer floorplan loans For many dealers, Ford Credit also obtains personal guarantees and secondary collateral* in the form of additional dealer assets, including dealer adjusted net worth and real estate equity Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans Assets • Unfloored used inventory – • Furniture, fixtures, parts, accessories and equipment Dealer net worth Assets • Land • Buildings • – SLIDE F-17 * Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group Primary Collateral Financed new and used vehicles Secondary Collateral Secondary Collateral Dealer (Borrower) Real Estate Holding Company Dealer Principal Secondary Collateral Holding Company

FLOORPLAN SERVICING AND RISK MANAGEMENT UNDERWRITING AND CREDIT REVIEW PROCESS • A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer’s: • – Business, legal and operations structure including number of manufacturer franchises Credit information Financial statements or tax returns Bank references Types of vehicles included in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet – – – – • Ford Credit evaluates the dealer’s marketing capabilities, financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, typically at least annually, following the same process utilized to evaluate new dealer account originations • • SLIDE F-18

FLOORPLAN SERVICING AND RISK MANAGEMENT DEALER RISK RATING ASSESSMENT • Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers Dealer risk ratings are categorized into groups: Group Description • I II III IV Other Strong to superior financial metrics Fair to favorable financial metrics Marginal to weak financial metrics Poor financial metrics, may be uncollectible Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners Origination scoring model is validated regularly to ensure the integrity and performance of the model and is updated if necessary • • SLIDE F-19

FLOORPLAN SERVICING AND RISK MANAGEMENT DEALER BEHAVIORAL ASSESSMENT • Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly – MAR rating directs the intensity and frequency of our dealer monitoring and controls Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s near-term ability to meet its financial obligations – MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate • • • MAR is validated regularly to ensure integrity and performance and is updated if necessary of the model SLIDE F-20

FLOORPLAN SERVICING AND RISK MANAGEMENT
DEALER MONITORING STRATEGY


Dealers
Monitor
Monthly Accounts Review (MAR)
No Further Action
Dashboard
Watch Report
ICU
Status
Liquidation
MAR
Directed
Action
Plans

<u>Monitor</u>
- ✓ Payoffs
- ✓ Aged Inventory
- ✓ Overline Report
- ✓ Financial Statements
- ✓ Risk Rating
- ✓ Credit File Review
- ✓ Dashboard Trend Report

<u>Monthly Accounts Review</u>
- ✓ Assess dealer risk and determine action plans

<u>Dashboard – Medium to Low Risk</u>
- ✓ Trigger based action plans

<u>Watch Report – Medium to High Risk</u>
- ✓ Formal review of action plans and results presented to senior management (plans may include accelerated physical audits)

<u>Intensive Care Unit (ICU) – High Risk</u>
- ✓ More experienced risk team
- ✓ Increased intensity surrounding action plans and timelines

<u>Status</u>
- ✓ On-site control
- ✓ Focus on asset protection

<u>Liquidation</u>
- ✓ Focus on loss mitigation

SLIDE F-21

FLOORPLAN SERVICING AND RISK MANAGEMENT INVENTORY AUDITS A dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits: • Ford Credit engages a vendor to perform on-site vehicle inventory audits – Size of an audit team varies based on dealer locations and complexity – All dealer locations are typically audited same day Dealer generally does not receive advance notice of an audit Strict restrictions on how often the same auditor may lead a dealer’s audit Ford Credit reconciles each audit daily Immediate payment is required for any sold vehicle • • • • • Ford Credit follows a robust vendor’s performance quality assurance process to monitor the SLIDE F-22

FLOORPLAN SERVICING AND RISK MANAGEMENT FORD CREDIT ACTIONS • If Ford Credit discovers any issues when monitoring a dealer, it may: – Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Review curtailment options and advance rates Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring – – – – – – – Discuss with the Ford or Lincoln sales division to ensure approach an aligned SLIDE F-23

FLOORPLAN SERVICING AND RISK MANAGEMENT STATUS DEALER PROCEDURES • A dealer status is declared when: – Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Other circumstances that warrant immediate action – – – • Once a status is declared Ford Credit may then: – – – – – – – Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate • If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: – Liquidate vehicles and any available secondary collateral to obtain greatest value – Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: • – – – Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction SLIDE F-24

FLOORPLAN SERVICING AND RISK MANAGEMENT CAPTIVE FINANCE COMPANY BENEFITS • Integrated systems enable real Ford time controls: Ford Credit 2. Information on sold vehicles reported to Ford Credit and matched to floorplan receivables 3. 1. Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives Dealer pays off floorplan receivables • Other captive finance company benefits: – Access to monthly dealer financial statements allows monitoring of dealer financial strength Aligned sales, production and inventory objectives between Ford and Ford Credit Dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on various aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets – – – – SLIDE F-25 Dealer Dealer Floorplan Receivables System North American Vehicle Information System

OUR FOCUS ƒ One Ford Acceleration Product Excellence THE PLAN ƒ Delivered Passion Innovation with ƒ /DUJH PROFITABLE GROWTH FOR ALL $PHULLFDV (XURSH, 0LGGOH (DVW & $IULFD $VLD 3DFLILF Profits & Cash GLXP + In Every Part Business of Our 6PDOOO + SLIDE F-26

ONE FORD LONG-TERM OBJECTIVES Top 5 Sales / 10%+ Global Share More Balanced Regional & Segment Profits Top Quartile Total Shareholder Return (TSR) Highly Regarded By All Stakeholders Operating Margins 8%+ SLIDE F-27 Delivering Profitable Growth For All People Working Together As A Lean, Global Enterprise For Automotive Leadership

ONE FORD STRATEGIC FRAMEWORK

Go Further

Strong Brands

Serving All Markets


Americas
Asia Pacific
Europe, Middle East & Africa

Complete Family Of Best-In-Class Vehicles


Large
Medium
Small

Innovative Mobility Solutions



Profit = Revenue X Margin


PROFITABLE GROWTH FOR ALL
P = R x M

Product Excellence | ONE FORD — ONE TEAM • ONE PLAN • ONE GOAL | Innovation

SLIDE F-28

INNOVATION MINDSET Challenge Custom And Question Tradition Take Nothing For Granted Take Risks Move Fast And Constantly Innovate Ride The Technology Curve Focus On The Consumer Experience SLIDE F-29 Lead With Innovation In Every Part Of Our Business

2015 PLANNING ASSUMPTIONS AND KEY METRICS Memo: 2015 1H Results 2014 FY Results 2015 FY Plan Outlook Planning Assumptions (Mils) Industry Volume --U.S. --Europe 20 --China 16.8 14.6 24.0 17.0 - 17.5 14.8 - 15.3 24.5 - 26.5 On Track 15.7 - 16.2 23.0 - 24.0 17.3 15.7 23.8 Key Metrics Automotive (Compared with 2014): - Revenue (Bils) $ 135.8 Higher $ 66.9 - Operating Margin 3.9% Higher 5.5% - Operating-Related Cash Flow (Bils)* $ 3.6 Higher $ 2.4 On Track Ford Credit (Compared with 2014): - Pre-Tax Profit (Bils) $ 1.9 Equal To Or Higher $ 1.0 Total Company: - Pre-Tax Profit (Bils)* $ 6.3 $8.5 - $9.5 $ 4.3 * Excludes special items; see Appendix for more detail and reconciliation to GAAP SLIDE F-30 Total Company Guidance Unchanged; Total Company Pre-Tax Profit To Be $8.5 Billion To $9.5 Billion

2015 BUSINESS UNIT KEY METRICS Memo: 2015 1H Results 2014 FY Results 2015 FY Plan Outlook Automotive (Mils) North America - Operating Margin $ 6,898 8.4% Higher* 8% - 9% On Track 8.5% - 9.5% $ 3,937 9.1% South America $ (1,162) Substantially Improved* Improved* $ (374) Europe (1,062) Improved* On Track (199) Middle East & Africa (20) Loss About Breakeven 33 Asia Pacific 589 Higher* On Track 295 Net Interest Expense (583) Equal To Or Higher* (650) (287) Ford Credit (Mils) $ 1,854 Equal To Or Higher* On Track $ 989 * Compared with 2014 SLIDE F-31

NORTH AMERICA SLIDE F-32

AUTOMOTIVE SECTOR – NORTH AMERICA 2Q 2015 KEY METRICS COMPARED WITH 2014 Wholesales (000) Revenue (Bils) Operating Margin (Pct) Pre-Tax Results (Mils) $23.3 $2,597 816 11.6% $2,440 760 $21.2 11.1% 2014 1H: 1,477 2015 1,494 2014 $41.6 2015 $43.3 2014 9.5% 2015 9.1% 2014 $3,940 2015 $3,937 Explorer 2Q 2014 2015 NA Industry SAAR (Mils) NA Market Share U.S. Industry SAAR (Mils) U.S. Market Share 20.2 14.8% 16.9 15.3% 21.1 14.4% 17.6 15.0% SLIDE F-33

AUTOMOTIVE SECTOR – NORTH AMERICA FORD U.S. MARKET SHARE Total Share of Total Industry Retail Share of Retail Industry* 15.3% 15.0% 14.7% 14.3% 14.1% 13.4% 12.8% 12.8% 12.8% 12.7% 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 Memo: B / (W) Prior Yr. (Pts.) (1.2) (0.8) (1.1) (0.6) (0.3) (0.9) (0.4) (1.0) (0.1) - * Present quarter is estimated, prior quarters are based on latest Polk data SLIDE F-34

Anything else is just credit. SLIDE F-35

FORD CREDIT INTEGRATION CREATES STRATEGIC ADVANTAGE SLIDE F-36

FORD CREDIT STRATEGIC PRIORITIES • Profitably support the sale of Ford Motor Company vehicles globally: Support synergies with automotive brand partners – – Maximize customer and dealer satisfaction and loyalty Make efficient use of capital – – Continuously improve productivity Grow business to support Ford’s growth plans – SLIDE F-37 Partner With Auto Business And Provide Consistent Profits And Distributions To Ford

FORD CREDIT 2Q 2015 OPERATING HIGHLIGHTS* ƒ Another strong performance with pre-tax profit of $506 million and net income of $340 million Launched a car-sharing pilot in six U.S. cities and London as part of the Ford Smart Mobility initiatives Managed receivables of $118 billion, up $7 billion from a year ago and up $5 billion from year-end 2014 Loss-to-receivables ratio of 0.17%, remains at the low end of our historical performance Credit loss reserve of $380 million, or 0.32% of receivables Managed leverage of 8.7 to 1 ƒ ƒ ƒ ƒ ƒ * See slide F-39 and Appendix for reconciliation to GAAP SLIDE F-38

FORD CREDIT 2Q 2015 PRE-TAX RESULTS COMPARED WITH 2014 (MILS) $72 $506 $434 $106 $37 $17 $(8) Financing Margin $(31) $(49) Credit Loss Volume / Mix Lease Residual Exchange 2Q 2014 2Q 2015 Other B / (W) 1Q 2015 Receivables (Bils) $23 $24 $38 $(6) $(5) $(6) $(22) Net* Managed** $107 111 $113 118 * Net receivables reflect net finance receivables and net investment in operating leases reported on Ford Credit’s balance sheet ** Managed receivables equal net receivables, excluding unearned interest supplements and residual support, allowance for credit losses, and other (primarily accumulated supplemental depreciation) SLIDE F-39

FORD CREDIT EFFECTIVE SERVICING --LOW CREDIT LOSSES Worldwide Charge-Offs (Mils) and Loss-to-Receivables Ratio (%) 1.07% 1.02% 0.84% 0.57% 0.46% 0.47% 0.39% 0.24% 0.18% $176 2013 0.19% $209 2014 0.16% $136 2012 $1,327 2004 $706 2005 $523 2006 $632 2007 $355 2008 $1,095 2009 $415 2010 $201 2011 Worldwide Credit Loss Reserve (Mils) and Reserve as a Pct. of EOP Managed Receivables 1.80% 1.61% 1.40% 1.19% 1.02% 0.81% 0.77% 0.63% 0.44% 0.37% 0.32% $2,434 2004 $1,586 2005 $1,110 2006 $1,090 2007 $355 2008 $1,549 2009 $854 2010 $534 2011 $408 2012 $380 2013 $359 2014 SLIDE F-40 Credit Losses Remain At Historic Lows

FORD CREDIT WORLDWIDE CREDIT LOSS METRICS Charge-Offs (Mils) Loss-to-Receivables Ratio (LTR) $76 0.27% $62 0.22% $50 $48 0.17% 0.17% $33 0.12% 2Q 2014 Retail and Lease $31 3Q 2014 4Q 2014 1Q 2015 2Q 2015 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 $48 $77 $65 $49 Credit Loss Reserve (Mils) and Reserve as a Pct. of EOP Managed Receivables 0.32% 0.32% 0.32% 0.31% 0.32% $380 $359 $356 $355 $353 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 SLIDE F-41

FORD CREDIT HISTORICAL U.S. RETAIL AND LEASE CREDIT LOSS DRIVERS SLIDE F-42

FORD CREDIT U.S. RETAIL AND LEASE CREDIT LOSS DRIVERS Over-60-Day Delinquencies* Repossessions (000) Repo. Ratio 1.07% 1.06% 1.00% 0.98% 0.15% 0.14% 0.89% 0.13% 0.12% 0.10% 6 2Q 2014 7 3Q 2014 8 4Q 2014 7 1Q 2015 6 2Q 2015 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 New Bankruptcy Filings (000) 4 4 3 Severity** 3 3 Charge-Offs (Mils) and LTR (%) 0.36% LTR 0.23% 0.33% $8,600 $8,600 $8,300 $8,100 0.22% $7,300 0.13% $18 2Q 2014 $32 3Q 2014 $51 4Q 2014 $47 1Q 2015 $33 2Q 2015 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 * Excluding bankruptcies ** In 2015, reflects a change to include certain repossession expenses in charge-offs SLIDE F-43

FORD CREDIT U.S. LEASE RESIDUAL PERFORMANCE Lease Return Volume (000) 24-Month 36-Month 39-Month / Other Auction Values (At 2Q 2015 Mix) 24-Month $20,195 $20,105 $19,385 $18,825 $18,395 50 44 44 42 35 $18,415 30 23 $18,190 24 $17,800 21 20 $17,085 $16,940 12 13 15 16 5 2Q 2015 36-Month 9 6 4Q 2014 8 3Q 2014 7 2Q 2014 6 1Q 2015 2Q 2014 3Q 2014 4Q 2014 1Q 2015 2Q 2015 U.S. Return Rates 75% Worldwide Net Investment in Operating Leases (Bils) 75% 77% 77% 70% $19.9 $20.9 $21.5 $22.0 $23.4 SLIDE F-44

FORD CREDIT 2Q 2015 FUNDING HIGHLIGHTS ƒ Funding plan on track with about $17 billion of public term funding completed year-to-date, including about $7 billion in the Second Quarter – Unsecured debt totaling about $3 billion – ABS transactions totaling about $4 billion Ford extended and increased its revolving credit facility to $13.4 billion – Allocation to Ford Credit increased to $3 billion to support growth and liquidity, including 100% of Chinese renminbi sub-facility FCE Bank extended and increased its credit facility to £830 million Ended the quarter with net liquidity of about $27 billion Key elements of our funding strategy remain unchanged, and our liquidity remains strong ƒ ƒ ƒ ƒ SLIDE F-45

FORD CREDIT PUBLIC TERM FUNDING PLAN 2015 2013 Actual 2014 Actual YTD Actual* Forecast (Bils) (Bils) (Bils) (Bils) Unsecured $ 11 $ 13 $ 12 - 15 $ 8 Securitizations** 14 15 13 - 16 9 Total Public $ 25 $ 28 $ 25 - 31 $ 17 Mu s t ang * Includes transactions settled through July 27, 2015 ** Includes Rule 144A offerings SLIDE F-46

FORD CREDIT FUNDING STRUCTURE – MANAGED RECEIVABLES (BILS) $123 – 128 ~$2 ~$6 $118 $2 $6 $113 $2 $6 $103 $5 $5 Commercial Paper Ford Interest Advantage* $47-50 $47 $43 $43 Term Asset-Backed Securities** $59-62 $55 $55 $45 Term Debt (incl Bank Borrowings) Other Equity Cash*** ~$7 ~$12 $6 $12 $5 $11 $5 $11 $9 Year-End 2014 38% $11 Year-End 2013 44% $10 2Q 2015 40% $10-11 Year-End 2015 Fcst. 37-39% Securitized Funding as Pct. of Managed Receivables * The Ford Interest Advantage program consists of floating rate demand notes ** Obligations issued in securitization transactions that are payable only out of collections on the underlying securitized assets and related enhancements *** Cash, cash equivalents, and marketable securities (excludes marketable securities related to insurance activities) SLIDE F-47

FORD CREDIT LIQUIDITY SOURCES Mar. 31, 2015 June 30, 2015 (Bils) (Bils) Liquidity Sources Cash * Committed ABS lines ** FCE / Other unsecured credit facilities Ford revolving credit facility allocation Total liquidity sources $ 13.0 31.9 1.6 $ 10.0 31.8 2.0 Committed Capacity $36.8 billion 2.0 3.0 $ 48.5 $ 46.8 Utilization of Liquidity Securitization cash *** Committed ABS lines FCE / Other unsecured credit facilities Ford revolving credit facility allocation Total utilization of liquidity Gross liquidity Adjustments **** Net liquidity available for use $ (2.6) (15.8) (0.4) - $ (2.7) (16.5) (0.5) - $(18.8) $ (19.7) $ 29.7 (1.8) $ 27.1 (0.5) $ 27.9 $ 26.6 * Cash, cash equivalents, and marketable securities (excludes marketable securities related to insurance activities) ** Committed ABS lines are subject to availability of sufficient assets, ability to obtain derivatives to manage interest rate risk, and exclude FCE access to the Bank of England’s Discount Window Facility *** Used only to support on-balance sheet securitization transactions **** Adjustments include other committed ABS lines in excess of eligible receivables and certain cash within FordREV available through future sales of receivables SLIDE F-48

FORD CREDIT 2Q 2015 SUMMARY • Another strong quarter, with receivables up $5 billion from year-end 2014 • Portfolio continues to perform well • Diversified funding plan on track and strong liquidity of about $27 billion at quarter end • Strategic asset to Ford, delivering profitable, sustainable growth SLIDE F-49

FURTHER INFORMATION Ford Investor Relations Contact: Fixed Income Investors: Stephen Dahle (U.S.-based) 313-621-0881 fixedinc@ford.com Information on Ford: • • • • • www.shareholder.ford.com 10-K Annual Reports 10-Q Quarterly Reports 8-K Current Reports Ford University Information on Ford Motor Credit Company: • • • • • www.fordcredit.com/investor-center 10-K Annual Reports 10-Q Quarterly Reports 8-K Current Reports Ford Credit University SLIDE F-50

RISK FACTORS Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: • • • • • • • • • Decline in industry sales volume, particularly in the United States, Europe, or China due to financial crisis, recession, geopolitical events, or other factors; Decline in Ford's market share or failure to achieve growth; Lower-than-anticipated market acceptance of Ford's new or existing products; Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States; An increase in or continued volatility of fuel prices, or reduced availability of fuel; Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors; Fluctuations in foreign currency exchange rates, commodity prices, and interest rates; Adverse effects resulting from economic, geopolitical, or other events; Economic distress of suppliers that may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase costs, affect liquidity, or cause production constraints or disruptions; Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors); Single-source supply of components or materials; Labor or other constraints on Ford's ability to maintain competitive cost structure; Substantial pension and postretirement health care and life insurance liabilities impairing our liquidity or financial condition; Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns); Restriction on use of tax attributes from tax law "ownership change”; The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs; Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and / or sales restrictions; Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise; A change in requirements under long-term supply arrangements committing Ford to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay" contracts); Adverse effects on results from a decrease in or cessation or clawback of government incentives related to investments; Inherent limitations of internal controls impacting financial statements and safeguarding of assets; Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third-party vendor or supplier; Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors; Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles; Increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and New or increased credit, consumer, or data protection or other regulations resulting in higher costs and / or additional financing restrictions. • • • • • • • • • • • • • • • • • • We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2014, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. SLIDE F-51

APPENDIX SLIDE F-52

APPENDIX
FLOORPLAN PORTFOLIO PERFORMANCE

Loss Experience of Ford Credit's Dealer Floorplan Portfolio

		Six Months Ended June 30,		Year ended December 31,				
		2015	2014	2014	2013	2012	2011	2010
				(Dollars in Millions)				
Ford Credit Portfolio	Average principal balance (1)	$ 19,040	$ 19,380	$19,072	$17,177	$13,847	$12,199	$11,556
	Net losses (recoveries) (2)	$ (1.5)	$ (0.5)	$ (1.5)	$ (1.3)	$ (3.5)	$ (2.6)	$ (10.1)
	Net losses/average principal balance (3)	(0.016)%	(0.005)%	(0.008)%	(0.008)%	(0.025)%	(0.021)%	(0.087)%
	Liquidations (4)	$ 52,312	$ 48,933	$97,427	$95,429	$82,418	$76,266	$72,326
	Net losses (recoveries)/liquidations	(0.003)%	(0.001)%	(0.002)%	(0.001)%	(0.004)%	(0.003)%	(0.014)%
Trust	Net losses/average principal balance (3) (5) (6) (7)	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

(1) For periods after 2010, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods prior to and including 2010, average principal balance for each period indicated is the average of the average principal balances for each month in the period based on the average of the daily principal balances for the month.
(2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher.
(3) For the non-annual periods, the percentages are annualized.
(4) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.
(5) The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future.
(6) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.
(7) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. Recoveries include amounts received from any other dealer assets securing the receivables in addition to the financed vehicles.

Historical Floorplan Losses Show The Positive Effect Of Ford Credit's Processes

Note: Recent period recoveries are a result of enforcement actions against prior year status dealers

APPENDIX F-1

FLOORPLAN FEATURES • New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback Auction vehicles – auction price plus auction fee and transportation costs Used vehicles – up to 100% of wholesale value (trade publications) Advance Rates • • • • Principal due generally upon sale of related vehicle Interest and other administrative charges are billed and payable monthly in arrears Payment Terms • Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority • Curtailment Terms • • Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies Insurance • APPENDIX F-2

FLOORPLAN FEATURES (CONTINUED) Floorplan Interest Rate • • Prime rate plus generally 1.50% for both new and used vehicles Floorplan rates are not risk based In-transit Vehicle Adjustment Fee* • Prime rate plus 0.30% • • Based on a 60-day vehicle supply Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels New Vehicle Lines** • • • Based on a 30-to 45-day vehicle supply depending on dealer risk rating Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval Used Vehicle Lines * In-transit floorplan receivable is created at gate release ** New floorplan receivable is created on the date the vehicle is delivered to the dealer APPENDIX F-3

FLOORPLAN TRUST LEGAL STRUCTURE Ford Motor Company Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Credit Floorplan LLC (Depositor) Ford Credit Floorplan Corp. (Depositor) Ford Credit Floorplan Master Owner Trust A (Issuer) The Bank of New York Mellon (Indenture Trustee) Wells Fargo Bank, N.A. (Back-up Servicer)* Outstanding Series * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's APPENDIX F-4

TOTAL COMPANY DEBT RATINGS S&P Moody's Fitch DBRS Issuer Ratings Ford Motor Ford Credit FCE Bank plc BBB-BBB-BBB N/A N/A N/A BBB-BBB-BBB-BBB (low) BBB (low) NR Long-Term Senior Unsecured Ford Motor Ford Credit FCE Bank plc BBB-BBB-BBB Baa3 Baa3 Baa3 BBB-BBB-BBB-BBB (low) BBB (low) NR Short-Term Unsecured Ford Credit A-3 P-3 F3 R-3 Outlook Stable Stable Positive Stable APPENDIX F-5

TOTAL COMPANY

INCOME FROM CONTINUING OPERATIONS

Go Further

	2Q 2014 (Mils)	2Q 2015 (Mils)	1H 2014 (Mils)	1H 2015 (Mils)	Memo: FY 2014 (Mils)
Automotive					
North America	$ 2,440	$ 2,597	$ 3,940	$ 3,937	$ 6,898
South America	(295)	(185)	(805)	(374)	(1,162)
Europe	14	(14)	(180)	(199)	(1,062)
Middle East & Africa	23	(46)	77	33	(20)
Asia Pacific	159	192	450	295	589
Other Automotive	(171)	(167)	(393)	(379)	(755)
Total Automotive (excl. special items)	$ 2,170	$ 2,377	$ 3,089	$ 3,313	$ 4,488
Special items -- Automotive	(481)	-	(603)	-	(1,940)
Total Automotive	$ 1,689	$ 2,377	$ 2,486	$ 3,313	$ 2,548
Financial Services					
Ford Credit	$ 434	$ 506	$ 933	$ 989	$ 1,854
Other	(5)	(15)	(42)	(29)	(60)
Total Financial Services	$ 429	$ 491	$ 891	$ 960	$ 1,794
Company					
Pre-tax results	$ 2,118	$ 2,868	$ 3,377	$ 4,273	$ 4,342
(Provision for) / Benefit from income taxes	(803)	(982)	(1,073)	(1,462)	(1,156)
Net income	$ 1,315	$ 1,886	$ 2,304	$ 2,811	$ 3,186
Less: Income / (Loss) attributable to non-controlling interests	4	1	4	2	(1)
Net income attributable to Ford	$ 1,311	$ 1,885	$ 2,300	$ 2,809	$ 3,187
Memo: Excluding special items					
Pre-tax results	$ 2,599	$ 2,868	$ 3,980	$ 4,273	$ 6,282
(Provision for) / Benefit from income taxes	(965)	(982)	(1,327)	(1,462)	(1,650)
Less: Income / (Loss) attributable to non-controlling interests	4	1	4	2	(1)
After-tax results	$ 1,630	$ 1,885	$ 2,649	$ 2,809	$ 4,633

APPENDIX F-6

SPECIAL ITEMS Memo: FY 2014 2Q 1H 2014 2015 2014 2015 (Mils) (Mils) (Mils) (Mils) (Mils) Personnel-Related Items Separation-related actions* $ (152) $ - $ (274) $ - $ (685) Other Items Venezuela accounting change Ford Sollers equity impairment 2016 Convertible Notes settlement $ - (329) $ - - $ - (329) $ - - $ (800) (329) - - - - (126) Total Other Items $ (329) $ - $ (329) $ - $ (1,255) Total Special Items $ (481) $ - $ (603) $ - $ (1,940) Tax Special Items $ 162 $ - $ 254 $ - $ 494 Memo: Special items impact on earnings per share** $ (0.08) $ - $ (0.08) $ - $ (0.36) * Primarily related to separation costs for personnel at the Genk and U.K. facilities ** Includes related tax effect on special items and tax special items APPENDIX F-7

AUTOMOTIVE SECTOR NET INTEREST RECONCILIATION TO GAAP Memo: FY 2014 2Q 1H 2014 2015 2014 2015 (Mils) (Mils) (Mils) (Mils) (Mils) Interest expense (GAAP) Investment-related interest income (GAAP) Interest income / (expense) on income taxes (GAAP) Subtotal $ (207) 41 11 $ (190) 56 10 $ (415) 80 37 $ (355) 101 1 $ (797) 193 108 $ (155) $ (124) $ (298) $ (253) $ (496) Adjusted for items included / excluded from net interest Include: Gains / (Losses) on cash equiv. and marketable securities* Include: Gains / (Losses) on extinguishment of debt Other 17 - (28) (13) - (13) 30 (5) (56) 11 1 (46) 9 (5) (91) Net Interest $ (166) $ (150) $ (329) $ (287) $ (583) * Excludes mark-to-market adjustments of our investment in Mazda APPENDIX F-8

AUTOMOTIVE SECTOR GROSS CASH RECONCILIATION TO GAAP 2014 2015 June 30 Dec. 31 Mar. 31 June 30 (Bils) (Bils) (Bils) (Bils) Cash and cash equivalents Marketable securities Total cash and marketable securities (GAAP) $ 4.7 $ 4.6 $ 5.1 $ 6.1 21.1 17.1 14.4 14.6 $ 25.8 $ 21.7 $ 19.5 $ 20.7 - - - - Securities in transit* Gross cash $ 25.8 $ 21.7 $ 19.5 $ 20.7 * The purchase or sale of marketable securities for which the cash settlement was not made by period end and the related payable or receivable remained on the balance sheet APPENDIX F-9

AUTOMOTIVE SECTOR OPERATING-RELATED CASH FLOWS RECONCILIATION TO GAAP Memo: FY 2014 2Q 1H 2014 2015 2014 2015 (Bils) (Bils) (Bils) (Bils) (Bils) Net cash provided by / (used in) operating activities (GAAP) $ 4.1 $ 3.5 $ 6.1 $ 4.5 $ 8.8 Items included in operating-related cash flows Capital spending Proceeds from the exercise of stock options Net cash flows from non-designated derivatives (1.9) - 0.1 (1.7) - (0.1) (3.4) 0.1 0.1 (3.5) 0.1 - (7.4) 0.2 0.2 Items not included in operating-related cash flows Separation payments Funded pension contributions Tax refunds and tax payments from affiliates Other Operating-related cash flows 0.1 0.3 - (0.1) 0.1 0.1 - - 0.1 0.8 (0.2) 0.2 0.5 0.9 - (0.1) 0.2 1.5 (0.2) 0.3 $ 2.6 $ 1.9 $ 3.8 $ 2.4 $ 3.6 APPENDIX F-10

FORD CREDIT OPERATING HIGHLIGHTS 2Q 1H 2014 2015 2014 2015 Contract placement v olume --New and used retail / lease (000) North America Segment United States Canada Total North America Segment International Segment Europe Asia Pacific Latin America Total International Segment Total contract placement volume 306 40 334 47 590 64 629 75 346 381 654 704 120 25 6 134 21 5 232 54 12 262 47 10 151 160 298 319 497 541 952 1,023 Financing Shares United States Retail installment and lease Wholesale Europe Retail installment and lease Wholesale 40% 77 43% 76 42 77% 44% 76 36% 98 38% 98 35 98% 36% 98 APPENDIX F-11

FORD CREDIT

NET FINANCE RECEIVABLES AND OPERATING LEASES

Go Further

	Dec. 31, 2014 (Bils)	June 30, 2015 (Bils)
Net Receivables*		
Finance receivables -- North America Segment		
Consumer retail financing	$ 44.1	$ 45.2
Non-consumer: Dealer financing**	22.5	23.1
Non-consumer: Other	1.0	0.9
Total finance receivables -- North America Segment	$ 67.6	$ 69.2
Finance receivables -- International Segment		
Consumer retail financing	$ 11.8	$ 12.4
Non-consumer: Dealer financing**	9.3	9.6
Non-consumer: Other	0.3	0.4
Total finance receivables -- International Segment	$ 21.4	$ 22.4
Unearned interest supplements	(1.8)	(1.7)
Allowance for credit losses	(0.3)	(0.4)
Finance receivables, net	$ 86.9	$ 89.5
Net investment in operating leases	21.5	23.4
Total net receivables	$ 108.4	$ 112.9
Managed Receivables		
Total net receivables	$ 108.4	$ 112.9
Unearned interest supplements and residual support	3.9	4.0
Allowance for credit losses	0.4	0.4
Other, primarily accumulated supplemental depreciation	0.1	0.3
Total managed receivables	$ 112.8	$ 117.6

* Includes finance receivables (retail and wholesale) sold for legal purposes and net investment in operating leases included in securitization transactions that do not satisfy the requirements for accounting sale treatment. These receivables and operating leases are reported on Ford Credit's balance sheet and are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations of Ford Credit or the claims of Ford Credit's other creditors

** Dealer financing primarily includes wholesale loans to dealers to finance the purchase of vehicle inventory

APPENDIX F-12

FORD CREDIT

RECONCILIATION OF MANAGED LEVERAGE TO FINANCIAL STATEMENT LEVERAGE

Ford Go Further

	Dec. 31, 2014 (Bils)	June 30, 2015 (Bils)
Leverage Calculation		
Total debt*	$ 105.0	$ 109.5
Adjustments for cash**	(8.9)	(10.0)
Adjustments for derivative accounting***	(0.4)	(0.4)
Total adjusted debt	$ 95.7	$ 99.1
Equity****	$ 11.4	$ 11.7
Adjustments for derivative accounting***	(0.4)	(0.3)
Total adjusted equity	$ 11.0	$ 11.4
Financial statement leverage (to 1)	9.2	9.3
Managed leverage (to 1)*****	8.7	8.7

* Includes debt reported on Ford Credit's balance sheet that is issued in securitization transactions and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions

** Cash, cash equivalents, and marketable securities (excludes marketable securities related to insurance activities)

*** Primarily related to market valuation adjustments to derivatives due to movements in interest rates. Adjustments to debt are related to designated fair value hedges and adjustments to equity are related to retained earnings

**** Shareholder's interest reported on Ford Credit's balance sheet

***** Equals total adjusted debt over total adjusted equity

APPENDIX F-13

FORD CREDIT WORLDWIDE MANAGED RECEIVABLES AND EQUITY AT YEAR-END 2014 APPENDIX F-14